SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 9, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated September 9, 2004, confirming Groupe Danone’s results for the first half of 2004.

September 9th, 2004

Groupe DANONE confirms its 2004 1st Half results

•	Like-for-like sales growth: +8.8%

•	Increase in operating margin from 11.9% to 12.3%

•	Fully diluted EPS: up +10.4%

Groupe DANONE confirms its 2004 1st Half results

The Chairman of the Board of Directors of Groupe DANONE confirmed the preliminary 2004 1st Half Results, published on July 22nd: sales increased by +8.8% on a like-for-like basis, operating margin rose from 11.9% to 12.3%, growth in fully diluted earnings per share was +10.4%.

2004 audited 1st Half key figures :

€ millions	1ST Half 2003	1ST Half 2004	Change
Net Sales	6,622	6,995	+8.8%[1]
Operating Result	787	863
Operating Margin	11.9%	12.3%	+4	6bp
Exceptional items	(29)	(49)
Financial charges	(41)	(41)
Taxes	(243)	(258)
Minority interests	(93)	(89)
Net earnings of equity method companies	22	11

Net Result	403	437	+8.4%

Fully diluted earnings per share	€1.54	€1.70	+10.4%

Free Cash Flow [2]	479	513	+7.1%

Shareholders’ equity (including minorities)	5,365	5,514

Net financial debt	3,163	2,431

[1]	At constant scope of consolidation and exchange rates
[2]	Cash flow from operations – capital expenditure (excluding the impact of securitization) – change in working capital requirement

o o O o o

9 months sales for 2004 will be released on October, 14th, 2004.

For further information:

Corporate Communication: 33 1 44 35 20 75 – Investor Relations Department: 33 1 44 35 20 76

GROUPE DANONE: 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: September 9, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer